Exhibit 17.1

JOHN M. HICKEY
1601-1415 WEST GEORGIA STREET
VANCOUVER, BC
V6G 3C8
CANADA

October 16, 2007

Board of Directors
Apex Resources Group Inc.
299 South Main Street
Salt lake City, Utah
84111 USA

Dear Sirs,

Due to the pressure on me between the accountants, auditors and attorney’s relating to the Apex Resources quarterly and year end filings, it is taking a toll on my health.  I cannot continue to work under these circumstances.

Please accept this letter as my resignation from the Board of Apex Resources Group Inc. effective immediately.  I have enjoyed working with the firm for the past 12.5 years and I wish you every success in the future.

Yours truly,

/s/ John M. Hickey
John M. Hickey

Cc:	John R. Rask
Stephen Golde
Rafiq Chinoy